Filed by AT&T Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: BellSouth Corporation

Commission File No.: 1-8607

Conference Call Transcript

1Q2006 AT&T Earnings Conference Call

Event Date:  April 25, 2006

Operator:  Good morning, ladies and gentlemen.  Welcome to the AT&T first quarter earnings release for 2006 conference call.   At this time all participants are in a listen-only mode.  Later we will conduct a question and answer session.  Please note that this conference is being recorded.   I will now turn the call over to Mr. Rich Dietz, senior vice-president of investor relations.  Mr. Dietz, you may begin.

Rich Dietz:  Thank you, Kristine.  And good morning, everyone.  Welcome to our first quarter conference call.  I’m Rich Dietz, head of investor relations for AT&T.  With me on the call today is Rick Lindner, our chief financial officer.  We’re delighted to have you with us today.  Our earnings release, investor briefing and supplementary information were all issued earlier today and they are available on the investor relations page of our website.

On this call, we will speak to a set of presentation slides.  They are available on that same Web page, that’s www.ATT.com/investor.relations.

Before we get started, I need to cover our safe harbor statement and remind you that information set forth in these presentations contains estimates and other forward-looking statements that are subject to risk and uncertainties.  Actual results may differ materially.  These presentations may contain certain non-GAAP financial measures.  Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on the company’s website.  A discussion of factors that may affect future results is contained in AT&T’s filings with the Securities and Exchange Commission.  AT&T disclaims any obligation to update or revise statements contained in these presentations based on new information or otherwise.

I would also call to your attention on slide 4 of our presentation, this slide contains information regarding filings related to our proposed merger with BellSouth.

Now, turning to slide 5, let me provide you some background on our segments.  As you know, this quarter marks our first full quarter of combined operations following the merger of SBC and the former AT&T.

In our fourth quarter results, which were released in January, we had a partial quarter of former AT&T results.  And in that interim quarter, to provide continuity, we presented legacy AT&T results as a separate segment.

This quarter, we are well under way with our integration.  And as a result, we have combined results into new segments that reflect how we are managing the business.  We have a wireline segment which contains and combines the wireline operations of SBC, and the former AT&T.

We have a wireless segment which is unchanged.  That is Cingular.

We have a directory segment, that includes Yellow Pages, plus our electronic directory business.

The fourth segment is “other”.  It includes results from equity investments in Telmex and America Movil, Sterling Commerce, corporate operations, and our equity earnings from Cingular are shown in this segment as well.

To help with trending, we have made available supplemental information on the investor relations page of our website.  This includes quarterly GAAP statements based on the new segments for the past 8 quarters.  You’ll also find pro forma statements that show 2004 and 2005 quarterly and full year revenue results for product categories and wireline customer groups.

I hope you find this information helpful and, of course, if you have any questions with the material, please contact anyone in our investor relations team.

Turning to slide 6, let me add a brief update on the BellSouth merger approval process.  As you know, AT&T and BellSouth announced an agreement to merge on March 5th.  In the few weeks since then, we have moved ahead quickly and taken the first steps to get the various approval processes underway.  We filed with the Securities and Exchange Commission on March 31st, and based on our past experience, we expect a shareowner vote some time this summer.  Also on the last day of March, we made our filings with the Department of Justice, and we submitted applications to the FCC.  There are six states in the BellSouth region that have an approval process.  Notices are required in three additional BellSouth states.  Applications are required in 12 other states and in a few foreign countries.  All of these applications and filings have been made.

We have made a good start in the processes, and we believe it’s reasonable to expect the approvals can be concluded to allow closing of this transaction by the end of this year.

Now I would like to review our EPS comparisons which are on slide 7.  The adjustments are straightforward and follow the format that we have previously used.

In the first quarter of 2006, our adjusted EPS was 52-cents.  Starting at the top of the first column and working down, reported EPS was 37 cents.  We add back 6 cents of Cingular merger integration and intangible amortization costs.  We also add back 9 cents of costs related to the AT&T merger.  And the result is an adjusted EPS of 52 cents.  Please take note of the adjustment amounts detailed in the footnote on the slide.  In the first quarter of 2006, approximately two-thirds of the adjustments are for noncash items, such as amortization of intangibles at both AT&T and Cingular and accelerated depreciation at Cingular.

Adjusted EPS in the first quarter a year ago was 34 cents.  Walking down the column on the right, reported EPS was 27 cents, we had 7 cents of Cingular merger related costs resulting in an adjusted EPS in first quarter of ‘05 of 34 cents.

So our reported EPS in the first quarter of 2006 was 37 cents, that’s up 37 percent versus the year earlier first quarter.  And our adjusted EPS was 52-cents, that’s up 53 percent versus comparable results in the year ago first quarter.

With that as background, I’ll now turn to Rick Lindner, AT&T’s chief financial officer.  Rick.

Rick Linder:  Thanks, Rich.  And good morning, everyone.  It’s great to have you with us for the first full quarter of results from the new AT&T.  And as you have seen, we had a very good quarter.  Cingular wireless delivered outstanding progress.  Churn continues to move down, margins continue to move up, ARPU is stabilizing, data growth was very strong, and subscriber growth was encouraging.

We also delivered growth in regional consumer and small business.  In the past you saw SBC deliver 7 straight quarters of wireline revenue growth and our in-region results this quarter continue that trend.

There are encouraging signs in enterprise.  Volumes are strong.  And we see positive indications of pricing stability.

We’re off to a strong start in terms of AT&T merger integration, and we’re on track with our targets for the year.

Our adjusted operating income margin in the first quarter was 17.2 percent, which is above the full-year range we gave you in January.  So, strong margins, good EPS growth and solid momentum.  All in all, a very good quarter.

Slide 10 shows our earnings per share trajectory, and as Rich detailed for you, adjusting for merger-related cost in the first quarter, we had EPS of 52 cents.  And as you see on this slide, this is our fourth straight quarter of sequential and year over year growth in adjusted EPS.  Our EPS growth drivers are straightforward:   First, contributions from wireless have increased substantially. and there’s a great deal of additional upside ahead.  Second, we continue to execute well in wireline.  Third, we had begun to realize some SBC/AT&T merger synergies, although we have just begun to scratch the surface, and the big opportunities lie ahead.  And finally, the AT&T merger itself was accretive to adjusted earnings from the outset with contribution growing as synergies are realized.

Wireless is a key driver of our EPS growth and we have a quick recap of Cingular’s first quarter starting with slide 11.  The bottom line is merger integration is working, and Cingular is producing very positive results.  Network performance is on an upward curve.  Customer service has improved as well, and the result is a substantial reduction in churn.  In each of the past several quarters, Cingular has led the industry with the highest gross adds.  Now, not only are more people choosing Cingular, more people are staying with Cingular as well.  Overall churn was 1.9 percent, postpaid churn was 1.6 percent, both were Cingular’s best ever.  And over the past two quarters, both were down 40 basis points.  These are very good trends, and we’re confident there’s more to come.

Lower churn comes from delivering on the fundamentals:  The fewest dropped calls of any national provider.  Broad coverage.  Feature rich attractive handsets.  Exclusives in both handsets and content, and great customer care.

And lower churn combined with continued strength in gross adds resulted in a net subscriber gain of 1.7 million, with post paid adds up more than 40 percent versus the previous quarter.

Cingular’s revenue growth was also strong, above 9 percent for the second straight quarter.  The details are on slide 12.  The drivers are strong subscriber growth and stabilizing ARPU’s with impressive growth in data ARPU.  Over the past year subscribers, are up more than 5 million and overall ARPU declined just 2.3 percent.  If you went back a year ago, ARPU declines were mainly about overall pricing and customer migration to new plans.  At this point, the numbers reflect different factors, primarily the impact of reseller ARPU, which tends to be lower and brings down the overall average.  But Cingular’s ARPU excluding impacts from the growth and reseller subs was actually up year over year, and that was driven by higher data ARPU.  Data ARPU was up dramatically as you see on this slide.  In fact, we’ve added 89 cents of data ARPU in just the past two quarters as more customers have data capable handsets and as applications and content become more compelling.

I would point out that the first quarter data ARPU of $5.22 is an overall average.  We include in the base all 55.8 million of our subscribers.  If we were to calculate the average on our postpaid base, or on our 25 million or so active data users, data ARPU obviously would be much higher.  In the first quarter of 2006, Cingular delivered 91  multimedia messages and nearly 7 billion text messages.  To drive further increases in data usage, Cingular is aggressively pursuing new products and services from the Sliver with iTunes to video services to new devices.  We’ve just begun to realize the potential in wireless data, and with Cingular’s spectrum and it’s 3G deployment, we expect to do very well.

The other key area where Cingular is delivering good progress is in margins, which we show on slide 13.  Cingular’s adjusted margin in the first quarter was 31.9 percent, up 90 basis points sequentially and up 640 basis points over the past year.  These numbers are more impressive when you consider the strong subscriber growth we had in the first quarter and the fact that more than 7 percent of the subscriber base upgraded handsets during the quarter.

There’s a lot of activity underway at Cingular that promises to drive down costs: network integration, streamlining systems, customer care, and billing system conversion.  And while we’ve made tremendous progress in these areas, a great deal of margin upside lies ahead.  Cingular continues to manage the unwind of its California/Nevada joint venture with T-Mobile, and now has 71 percent of their customers on their own network in those markets.  And costs will continue to decline as more and more of our customers fall onto our own network.

Network integration activities are on schedule, just over half of overlapping GSM cell sites have been integrated.  Increased cost savings will fall into the second half of 2006 and the beginning of 2007 as Cingular largely completes GSM network integration.  97 percent of Cingular’s minutes and 89 percent of its handsets are now GSM.  Plus, there’s substantial opportunity as we begin to sunset legacy billing systems.

Cingular still has a large set of cost reductions ahead, and as AT&T acquires 100 percent ownership of Cingular, we look forward to a thousand basis points of margin opportunity on a $36 billion business.  There’s no other company in our industry with that magnitude of opportunity.

Let me turn now and talk about our combined wireline business.  As Rich mentioned earlier, our wireline segment now includes both the former SBC and the former AT&T wireline operations, which we are integrating.  And because the old organizations have been combined in some areas, what I have for you on slide 14 is a look at these revenues by customer categories, as additional background to the new wireline segment.

The growth rates shown here are pro forma, meaning the operations whose results are included in the categories are consistent for all periods.  Pro forma results are available on our Web site, as Rich mentioned earlier.  Starting at the top, we have regional business.  This includes small and medium business customers in our former SBC 13 state region.  These revenues grew 7 percent in the first quarter.  Our regional consumer revenues grew 2.1 percent.  And together our combined regional small and medium business and our regional consumer revenues total 5.6 billion, and had a combined first quarter growth of 3.8 percent.  As you know, through the end of 2005, SBC had 7 consecutive quarters with wireline consumer and business revenue growth, and these results demonstrate that trend is continuing.

The next customer category is enterprise, which combines former AT&T and former SBC large business operations.  Revenues in this category totaled $4.5 billion in the quarter, with a 6.9 percent decline as reported.  As we mentioned last quarter, the former AT&T sold a pay phone business that had been included in this category.  Excluding those revenues from the year-ago first quarter, enterprise revenues declined 6.1 percent.

Next is wholesale.  Again, this combines former AT&T and former SBC wholesale, with revenues of $2.9 billion.  Excluding a couple of positive items in the year ago quarter, wholesale revenues were essentially flat.  As reported, they are down 2.2 percent.

In the first quarter, these four revenue categories added up to $13 billion, with an overall decline of 1.4 percent, and excluding wholesale items and the pay phone revenues, the overall decline would have been very slight, just over half a percent.

Also shown here are the former AT&T national mass market customers.  That’s consumer and small business, both stand alone, long distance and local bundled service.  The first four categories shown on this slide are customers we’re managing for long-term growth.  In the national mass market areas, we have a different, targeted strategy.   In part, the strategy is to focus on cash flow.  And in the first quarter, our direct margins in national mass markets were stable at just over 50 percent.  For that portion of the national mass market base that’s located in our local service regions, especially where we have a chance to offer our full line of broadband and bundled services, we will work to convert some of this base to regional bundles.

Now, let’s take a deeper dive into some of these customer categories.  Slide 15 shows regional, small and medium business.  Again, revenues were up 7 percent, and we have four straight quarters of mid single digit pro forma growth in this category.  Access lines increased modestly in the first quarter as they have over the past several quarters. Churn and voice revenues continue to be very stable.  We had double-digit revenue growth — data revenue growth — led by dedicated Internet access, virtual private networking and DSL.  Business DSL net ads were stable and with increasing ARPU’s.  More than half of our DSL sales in this category were for speeds above 1 and a half megabits.  Transport revenues were led by strong growth in ethernet, metropolitan optical networks as well as growth in DS 1, DS 3’s and SONET.

Bottom line, continued solid performance in regional small and medium business.

Slide 16 shows results from regional consumer, which are driven by broadband and bundling.  We increased our total in-region DSL line base by 511,000 in the quarter to more than 7.4 million.  Nearly 90 percent of our first-quarter DSL net adds or 457,000 were consumer.  As you see in this chart, our DSL penetration of consumer primary lines at the end of the quarter was 27.7 percent.  That’s up 810 basis points in one year, and in our best region, California and Nevada, consumer DSL penetration is above 33 percent.  Higher speed products made up more than the third of our consumer DSL sales in the quarter, and our DSL churn is at our lowest level ever — in fact, lower than our basic voice churn.  Despite cable competition, retail consumer line losses were generally consistent with recent quarters, up just slightly in primary lines.  Retail consumer access lines declined by 267,000.  And additional lines, which reflect migration to DSL, accounted for 40 percent of that total.  The remainder were to wireless, cable and VoIP providers and CLECs.  Combining DSL, access lines and video we added 233,000 retail connections in the quarter and 775,000 over the past year.  And because of our success in broadband and bundling, our consumer ARPU was up 5.7 percent.  We continue to grow revenues in our regional consumer business.  We continue to have success with our strategy of bundling and broadband penetration.

Now, let’s turn to enterprise.  The highlights are on slide 17.  We are seeing a continuation of the overall trends that we showed you in fourth-quarter results.  And there are four main factors that play in this space.  First, customer response to the merger has been very positive and momentum in the marketplace is good.  Second, volumes are strong in data circuits, IP-based data services and in long distance.  In fact, long distance minutes were up sequentially in the quarter.  The first time that has happened in the past five quarters.  And data circuit volumes, DS 1s and DS 3s, were up nearly 7 percent and 23 percent respectively.  Third, technology migration is a constant, with customers moving from packet based service to IP data, and we’re capturing this migration with our outstanding portfolio of services including virtual private networks, hosting and managed internet services.  And fourth, we continue to see indications of more stability in pricing.  Pressures remain obviously, but in enterprise voice and data, the gap between average price in the portfolio and price points in current sales has narrowed.

In total, our enterprise revenues declined 6.9 percent in the first quarter.  That compares with declines of 9 percent and 8.8 percent in the quarters before.  If you were to exclude from the first quarter of 2005 the revenues from the pay-phone unit that AT&T sold last year, then the year-over-year decline would have been lower, at 6.1 percent.  46 percent of our enterprise revenues in the first quarter came from data.  And our enterprise data revenue grew slightly in the first quarter.  And that compares with declines of around 4 percent in each of the two preceding quarters.

So again, as we saw last quarter, there are encouraging signs in enterprise.  No one should expect a one-quarter turn-around, but with our networks, our product sets, our commitment to customers and with solid management, we will move enterprise revenue into positive territory.

Slide 18 shows our results in wholesale.  Wholesale revenues totaled 2.9 billion in the first quarter, and as you see in the chart on the bottom right of this slide, this revenue stream has been very steady.  Nearly 40 percent of our wholesale business comes from data services.  Data and long distance combined represent two-thirds of the total.  Our first-quarter wholesale LD revenues were up 13 percent, with strong volume growth in both domestic and international.  Local wholesale declined, reflecting the ramp down of UNE-P.  We saw a decline in local wholesale connections of 274,000; that’s the smallest decline we’ve seen in six quarters — roughly half the decline we saw in the fourth quarter of 2005.  Wholesale data was down slightly, reflecting pricing pressures offset by volume growth particularly in DS1’s and DS3’s, and as I mentioned earlier, if you remove a couple of positive one time items in the year ago quarter, wholesale revenues were essentially flat.

Before moving on to merger integration and margins, let me add a few comments on revenues from a product perspective and specifically data revenues.  The highlights are on slide 19.  We have data revenues, as you know, in several customer categories, but primarily they reflect business, wholesale, and consumer DSL.  In the first quarter, data made up more than 30 percent of our total wireline revenues.  And that percentage has grown.  It was about 28 percent a year ago, on a pro forma basis.  In the first quarter, our total data revenues grew 2.6 percent, and as you see in the chart on the upper left, that was our best growth in the past five quarters, with improved growth rates every quarter.  And as you see in the chart on the bottom left, retail data revenues grew 4.8 percent — also our best in five quarters.  And three-fourth of our total data revenues come from retail.  Data transport revenues were up 1.6 percent with good volume growth.  DS1 and DS3 volumes were up throughout 2005, reversing declines in 2004.  Packet data declined 12.5 percent, reflecting migration from frame relay to EVPN and managed Internet services, which are part of our IP data category.  IP data continued its double digit growth, up 14 percent — partly due to this migration and also due to strong volume growth in these areas as well as in DSL and hosting.  As you see in the pie chart on this slide, 83 percent of our data revenues come from transport and IP, both of which have good growth.  So overall, a solid quarter for data revenues.

First quarter has also been busy in terms of merger integration.  Slide 20 provides an update.  As we outlined in January, we expect expense savings from these merger synergies to be in the $600 to $700 million range this year.  And while we’re still very early in terms of execution, based on our progress to date, we’re very much on track with the targets we laid out.  Our front-line enterprise sales force consolidation is complete.  And we’re now able to sell a number of our high-end enterprise product services down market to our regional small and medium business customers.  Detailed project planning is complete for network integration, and build out began this month.  And we expect to have all legacy SBC mass market LD traffic migrated to the AT&T network by the fourth quarter of this year.  We had a total force reduction in the first quarter of 3,400, and we’re ahead of schedule on our merger force targets.  As we said in our analyst conference at the end of January, we expect expense savings synergies to grow from the $600 to $700 million this year to $2 billion or more in 2007.

In addition to merger synergies, we’ve made further progress in improving our cost structure.  Our productivity initiatives have contributed to the margin expansion that is shown on slide 21.  Our adjusted operating income margin in the first quarter was 17.2 percent.  That’s up 200 basis points versus the year ago first quarter and up 100 basis points sequentially.  It’s well above our 2006 guidance of 15 to 16 percent.  Obviously we’re pleased with this result.

Our margins and our operational progress in both wireless and wireline add to the confidence we have in the three-year outlook we provided for you in January.  And so by way of closing, let me recap that outlook.  We expect to deliver double-digit adjusted EPS growth in each of the next three years.  Following the BellSouth merger, we expect to return to overall revenue growth in 2007, that’s versus pro forma results for 2006.  We expect to generate strong and growing free cash flow after dividends – $2 billion this year, even with heavy integration spending, $4 billion or more next year, and more than $6 billion starting in 2008.   We also expect to return substantial amounts of cash to shareowners through our strong dividend and through an expanded share repurchase —$10 billion of repurchases by the end of 2007 with at least 2 billion coming this year.

Well, Rich, that concludes my remarks this morning, and at this time I believe we’re ready for Q and A’s.

Rich Dietz:  Thank you, Rick.  Kristine, if you would begin the Q and A session for us please.

Operator: We will now begin the question and answer session.  If you have a question, please press star then one on your touchtone phone, if you wish to be removed from the cue, please press the pound sign or the hash key.  If you’re using a speaker phone, please pick up the hand set before pressing the number.  Once again, if there are any questions, please press star and one on your touchtone phone.

The first question comes from John Hodulik from UBS.  Please go ahead.

John Hodulik:  Thanks.  Good morning, guys.

Rick Lindner:  Good morning, John.

John Hodulik:  Quick question for you, Rick, on the margins.  Obviously some strong numbers here in the first quarter, but, I know, considering we expect that the wireless margins to really continue to shine through the rest of the year, it would suggest that that 15 to 16 percent guidance that we have for the year would suggest that wireline margins are going to really decline from, you know, what we saw here in the first quarter.  Could you talk a little bit about that, you know, maybe if there’s some upside to the margins going forward here?  And secondly, along with that, just update us on the Lightspeed plans and expectations for spending there.  If I can remember, you expected around — I think it was $460 to $575 million in additional spending on Lightspeed, mostly in the second half, is that still the right number and how do you see that progressing?  Thanks.

Rick Lindner:  Thanks, John.  We are definitely pleased with margins in the first quarter.  We’re very pleased with the momentum that we have in the business on a number of cost initiatives — both related to the merger and frankly outside of the merger some initiatives that we’ve been underway with for some time.  I think as we look forward in the balance of this year, we will have some improvement, I think, from a cost standpoint, obviously, as we ramp up merger synergies.  We will have some costs in the second half of the year primarily related to Lightspeed rollout, and as we said, in our meeting in January and the guidance we provided, we expect about 8 to 10-cents worth of additional expense pressure this year from Lightspeed, and that primarily occurs as we get into the commercial launch phase in the second half of this year.  But even with that, we’re very pleased with first-quarter results.  We’re very pleased with the momentum we’re seeing.  We’re still early in the year, so I don’t think we’ll change our guidance at this point, but clearly, I think if we continue those trends, we’re poised to be at the upper end of that range or beyond it.

John Hodulik:  Okay, great, thanks.

Operator: The next question comes from Simon Flannery from Morgan Stanley.  Please go ahead.

Simon Flannery:  Okay, thanks very much.  If we could talk about the DSL for a second, obviously some strong net add numbers, but not so much data on the overall DSL revenue impact and the ARPU trends.  Perhaps you could address that.  Thank you.  And also on the in-region long distance, we’re not getting that data any more, where does that stand?

Thanks a lot.

Rick Lindner:  Thanks, Simon.  DSL, as you said, we had a strong quarter in terms of net adds.  We’re actually seeing ARPU on the consumer side of things pretty stable in the last two or three quarters, in kind of the low $30 range.  DSL ARPU, as I mentioned in my remarks, on the business side has been increasing, and business DSL ARPU is up in the mid $50s for us.  We are seeing good success in several areas with respect to DSL.  One is we’ve had all-time highs in terms of the percent of gross sales at higher speed tiers.  We were in the mid 30s as a percent of sales in consumer at higher speed tiers; we were over 50 percent in business in higher speed tiers.  But that really only tells half the story because we’re also migrating existing customers up into higher speed tier products.  So for example, if you look at a snapshot of our DSL base at the end of the first quarter compared to a snapshot of our DSL base at December 31, what you would see is that while we added 511,000 customers, we actually increased customers on our higher speed tiers by about 530,000, so the combination of the sales and the migration has been — has been positive there.

Simon Flannery:  Can you just define higher speeds, is that a meg and a half and up?

Rick Lindner:  Yes.

Simon Flannery:  Okay.

Rick Lindner:  Yeah, it would be our 1.5 to 3 megabit product, and then, of course, in business we’ve had a 6megabit product out there and we’re launching speeds up to 6 in consumer, in fact, this week.  DSL revenue growth was good this quarter.  We were in the — I may need help on the exact number here, Rich — I think we were up at about 17 percent, and 2.6 percent or so sequentially.  So, again, stable ARPU’s.  We’re adding customers there — long distance — as well in the consumer business — in regional consumer continues to grow.  And the number, Rich, I’ll have Rich get you the number on the consumer long distance, but it was up, if I recall correctly, about 10 percent or so.

Simon Flannery:  Great, okay.  Thanks a lot, Rick.

Rick Lindner:  Overall trends continue to look positive across the business, similar to what you’ve seen in the last several quarters.

Simon Flannery:  Thank you.

Operator: The next question comes from Mike McCormack from Bear Stearns.  Please go ahead.

Mike McCormack:  Good morning, Rick, how are you?

Rick Lindner:  Good, Mike, how are you?

Mike McCormack:  Good, thanks.  Just a quick follow-up on the margin side and clarification, but the margin guidance does not include the proportionate results from Cingular, correct?

Rick Lindner:  That’s correct.

Mike McCormack:  Okay.

Rick Lindner:  That’s — it’s guidance on a reported basis, adjusted for the merger costs predominately the intangible amortization.

Mike McCormack:  Okay.  Can you give us a sense for how much of the margin improvement has been seen from the legacy SBC initiatives that you guys implemented last year with head count reduction versus some of the new things you’ve done this quarter with the new AT&T deal?

Rick Lindner: Well, it’s — it’s tough to break the two apart, Mike, because, you know, obviously,

we’ve had a number of initiatives ongoing.  We also took the opportunity last year to stop some spending and to take some costs out of the business through — largely through attrition in anticipation of the AT&T merger closing, and so, you know, those pieces kind of come together.  But we are ahead of plan both in terms of our total force reduction at 3,400 in the first quarter, and we are ahead of plan in terms of merger reductions related to force in the first quarter.  So, I think those are both good signs, and as you know, about 55 to 60 percent of our expense savings in the merger are force related, so that is an important piece of it.  I think the other thing in terms of the merger this year will be movement of traffic on our network.  And our plans, as we mentioned earlier, will be to move essentially all of the legacy voice traffic that is off-net to move it on to the AT&T network.  We’ll also move a substantial amount, about 40 percent or so, of private line circuits that are off-net, we’ll move on-net.  And we also have some circuits that are provided for frame and ATM customers that are provided by external carriers.  We’ll move about 90 percent of those on-net this year.  We continue to show good progress, in addition, outside of the merger on the cost side in a number of areas in our basic business.  For example, in DSL, we — we have moved more of our sales to alternate channels, both retail channels as well as Internet sales.  That has helped us to take some fixed costs out of the business.  And on top of that, another factor helping us is that our DSL churn levels have dropped to really the lowest levels ever.  And as I mentioned in my remarks in the presentation, they’ve actually dropped to below basic voice churn.  So all of those are positive signs, all helping us to take some costs out of the business.  And then the other area related to the merger that is important to us is leveraging the scale of the company in terms of everything that we buy, and we have targets set for this year for procurement savings, and we’ve already negotiated and have in place contracts that will provide us about 40 percent of those savings already.  So, really showing good progress across the board.

Mike McCormack:  Rick, just as a quick follow-up as to what has happened in the enterprise marketplace, can you give us a sense if you’re seeing anything different when you’re selling those services in your region versus in Verizon’s region with their new MCI acquisition?

Rick Lindner: Mike...

Mike McCormack:  I know it’s early.

Rick Lindner: Yeah, I think it’s pretty early to tell that.  I don’t know that — I couldn’t tell you that there are any significant differences there at this point.

Mike McCormack:  Okay, thanks, Rick.

Operator: The next question comes from David Barden from Bank of America securities.  Please go ahead.

David Barden:  Hey, guys.  Good morning.  Two questions, if I could.  First would be on the line side.  You know, Rick, last year, first quarter, we actually saw a small uptake in the primary access lines. This quarter, I think they actually declined on a sequential basis from the fourth quarter, which is usually kind of soft.  I wonder if you could speak to some of the drivers of the — of the primary access line decline in the quarter, you know, specifically with respect to, you know, maybe anything Comcast did in the quarter — promotional changes, that sort of thing?  And then the second question would be on the  enterprise segment. You talked about the good recovery we’re seeing and leveling off of the data segment.  You know, if you back into the voice side of that category, it looks like the voice was down about 12 and a half percent.  Could you talk about whether that’s decelerating? How is the other half of that revenue segment moving along? Thanks a lot.

Rick Lindner: Sure, David.  In terms of consumer lines and our 13 state territory, as you said, last year, first quarter was a very good quarter for us in terms of consumer lines, and if you think about the point in time we were in there, we were a quarter or so into the — after the — or right into the change of the UNE-P rules, and so we were seeing some players that had been very active in the market become less, much less, active in the marketplace, and we were much earlier there in terms of I think cable entry into markets.  So as we go into 2006, I think first-quarter results are pretty consistent with our expectations.  We expected to see a little bit of an up-tick in our retail line losses, that’s simply as a result of having fairly full cable entry by in our regions, primarily both Time-Warner and Comcast, offset by the fact that we’ve largely worked through the reductions and the transition of our wholesale base from UNE-P to commercial agreements.  So, we’re seeing much lower declines there than we had for the past several quarters.  But I would say the line trends are pretty consistent with our expectations.  And I think the important thing for us, and it was just another data point in proving that out this quarter, the important thing for us is to continue to grow revenue connections.  And so DSL and video will become more important to us in the consumer space as we go into the second half of the year.  Those  revenue connections will continue to help offset any line losses and drive growth in both ARPU’s and revenues in the consumer space.

Your other question was in enterprise, and specifically on the voice side of enterprise.  As I mentioned earlier, you know, we had pretty good growth, better trend in terms of volumes on the voice side, and actually some sequential growth in LD minutes in our enterprise base in the first quarter, which was very encouraging to see.  We’re also seeing — and we really track two different sets of prices in enterprise.  We track the point-of-sale price, in other words, what are we seeing in the marketplace, what are new contracts being signed at, or what are contracts being renewed at?  And we’re seeing that point of sale pricing begin to stabilize, and I — I think as we look forward, I think our expectation is that point of sale pricing will stabilize this year.  That’s — that’s the trend that it’s on.  But obviously, as customers renew contracts and those contracts on average tend to be probably in the three year time frame, there’s a delta between the pricing that is embedded in our base and the point-of-sale pricing and that will take some time to, you know, at least 18, 24 months, certainly, to work through on the — on the voice side once the point-of-sale pricing is stabilized.  And that’s what — that’s what we’re seeing in the trends.  There’s really — there’s really nothing knew there, but we are seeing the delta between the average price in the base and the point of sale price narrow, and that — that is obviously important, and the other important factor certainly is that we’re seeing some encouraging signs and volumes.

David Barden:  So if I could just quickly follow-up on that, would be to say in the enterprise category as a whole, with flattening data revenue and kind of voice it negative, say 12 and a half percent, the average of those being about down 6 percent, which has been a big improvement largely on the data side, would you expect to see the rate of leveling off of that to moderate a little bit over the rest of the year?

Rick Lindner: Well, it’s difficult to say, David.  I mean we had — I think — there’s three factors that go into that.  One is sales activity, volume growth, which right now looks encouraging, and so I think that’s going to help us as the year goes on.  We saw a nice up-tick in the first quarter in terms of new contracts signed and closed, for example, versus what we were seeing in fourth quarter and what we were seeing in earlier quarters last year.  So reception in the marketplace is good.  That’s a positive.  Then the other two factors are the trend that occurs in the point-of-sale price, and  then how quickly that migrates through the base.  But we would look for — we would look for some continued improvement as we go forward over the next couple of years overall in the revenue trends in enterprise.

David Barden:  Perfect, thanks — thanks, Rick.

Operator: The next question comes from Frank Louthan from Raymond James.  Please go ahead.

Frank Louthan:  Good morning.  Just a quick update following along some of the wholesale themes.  What are you seeing on the high capacity circuits?   What is the growth there coming from — wireless customers and then other retail?  And then can you give us an update on the HomeZone product and how that is tracking, and what your expectations are for that as you start to roll that out? Thanks.

Rick Lindner:  Okay, Frank.  Good morning.  Hi-cap circuit volumes have been increasing and have been strong both in wholesale as well as in retail, and I think in the wholesale side certainly there’s a lot of volume growth that’s being driven by wireless in that space, and as more carriers roll out and expand their data offerings, and build their 3G networks, and as more traffic moves to wireless, we would expect that growth to continue.  So strong growth there,  both on the retail and the wholesale side.  There is some obviously some pricing pressure and those pricing pressures have kept hi-cap this quarter to a slight negative in wholesale, although when you look at it, you know, trend quarter-to-quarter, I would say overall the trend in terms of revenues there has been relatively flat.  We are seeing obviously some growth in high cap revenues on the retail side where, you know, volumes have also been strong.

Home zone is in trial right now, and it’s going very well.  We would expect to roll it commercially late this quarter.  And we will roll that out focusing on a lot of areas, particularly those areas that  won’t have access to Lightspeed in the short-term.

Frank Lowden:  Great, thank you.

Operator: The next question comes from Jason Armstrong from Goldman Sachs please go ahead.

Jason Armstrong:  Morning, Rick.

Rick Lindner: Morning Jason.

Jason Armstrong:  First, over on cable with the right exposure, if you take a look at some of the more mature markets where you faced competition from the cable companies for awhile, you know, what would sort of porting activity is indicating at this point?  Are losses declining?  Are they flat?  Are they accelerating in the market?  Can you give us any sense as to magnitude on sort of a more granular level?  And then second question relates to content. We’re obviously approaching  IPTV launches this summer.  Where are we on content at this point?  How do the rates compare to some of the larger cable companies?  Answer to that would be great.  Thanks.

Rick Lindner: On the cable VoIP question, you know, obviously we’ve had cable competition, some of it circuit-switched, for a long time. So those are maybe some of our better markets in terms of comparison, and — and as you would with any product roll out, you do see it flatten out over a period of time, and it’s just a question of, you know, base gets to a certain size, churn begins to catch up, and further, when you look at our base, you know, we have to kind of — and you look at our company overall, you have to put cable and — and VoIP competition in perspective.  Today it’s kind of amazing to me in some respects, because when we talk about cable VoIP competition, we’re talking primarily about our consumer regional business.  And that is about 16 to 17 percent of our total revenues today. Sometimes it feels like we spend 50 to 60 percent of our time talking about it, but it’s about 16 to 17 percent of revenues.  Then you back out of that base customers where we have bundled those customers with DSL or we’ve bundled them already with video service through DISH, and then you look at the remainder of that base and you look at the usage those customers have and whether or not they are of such a profile that, you know, they tend to be more of a target or more at risk.  And pretty soon, you start to get down to even a total that is at risk that is no more than about a third of the that total consumer base, and then obviously we’re working against that base to bundle those customers and protect them going forward.  So in a lot of respects, I think the discussion and cable competition and its impact on the business — certainly with the profile we have today — is somewhat overblown.   On the content side, in terms of video, we have a number of content deals done.  We don’t see any  issues with respect to either our current controlled launch or our commercial launch later this quarter.  Pricing is coming where we would — where we have expected it from a business-case standpoint.  So there have not been really surprises there from a pricing standpoint.  And I think overall, if you — if you would compare our projections versus cable, what you would see is content as a percent of revenues for an average customer that is probably a little higher than the average cable subscriber.  But we’re also dealing with customers that — and because the packages we will be selling and the fact that our customers will be all digital, all IP-based, those revenues will be higher and so the gross margin dollars, if you will, per customer, will be pretty consistent with what I think you see in a typical cable franchise.

Jason Armstrong:  And Rick, if I could just follow-up on the first question real quickly as it relates to small business and whether you’re seeing cable companies show up there at all.  They would indicate that they pass, you know, roughly two-thirds of small businesses with plans that, you know, could eventually offer voice over IP.  You guys have had great results in sort of accelerating results on the small business side, which would kind of indicate they’re not showing up at all. But any comment on that?

Rick Lindner: I think where we have seen them has been primarily in some areas around providing high capacity circuits and providing them at fairly low prices, but it’s been  targeted in certain areas and hasn’t really, as you mentioned, really hasn’t impacted our success or our growth in that marketplace.

Jason Armstrong:  Okay, great, thanks.

Rich Dietz:  Kristine, the next question will have to be our last question for this session.

Operator: Thank you.  The final question comes from Blake Bath from Lehman Brothers.  Please go ahead.

Blake Bath:  Thank you.  Good morning.  Most of my questions have been answered.  Maybe two final questions here.  The free cash flow and earnings per share outlook that you provided, does that include any bidding and buildout activity you may do in the upcoming AWS auctions?

If you could sort of talk about your perspective on those auctions in terms of your involvement.

I guess the second question would be the size of the inter-company eliminations between the legacy AT&T and legacy SBC seemed a bit larger than our expectations.  If you could talk about what the size of that was and what the primary categories were.  That would be very helpful.  Thanks a lot.

Rick Lindner: Okay.  Blake, first of all, we are working with Cingular in terms of looking at the upcoming auctions, and have not finalized a strategy.  I think you should expect to see us file and be involved in the auctions.  It is a significant amount of spectrum that is coming on the marketplace.  But we haven’t — we haven’t finalized a strategy there.  And when you look at Cingular, as you know, the spectrum depth that we had at Cingular is very strong, and is facilitating our rollout now of 3G.  As we continue to role out UMTS with HSDPA we pick up additional efficiencies in terms of the volume we can carry on that network, both on a voice as well as from a data standpoint.  But we’ll follow the auctions closely and see if there are opportunities to pick up some spectrum at values that we feel are attractive — in certain areas.

Blake Bath:  I guess the question, though, is — is that activity likely to be significant enough to cause you to revise downward your double digit EPS growth and, you know, the free cash flow outlooks that you’ve provided?

Rick Lindner: I wouldn’t anticipate that that activity would alter — certainly would not alter our EPS guidance from a cash flow perspective.  I feel very good about our projections and the trajectory of the business for both this year and next year, and, you know, I would anticipate we would be able to incorporate at this point any activity in the auctions within that.

Blake Bath: Okay.

Rick Lindner: I don’t have specific numbers in front of me on the inter-company eliminations.  Obviously, we’ve gone through in the proformas we’ve filed and we’ve put that — we have that data, it’s imbedded in what we filed for both 2004 and 22005 proformas, but if I remember correctly, we were in the two billion or so range in terms of eliminations when we’re looking at this previously, but I think it would be probably best for us to follow-up —

Blake Bath:  Yeah, follow-up.

Rick Lindner: Yeah, one on one and we’ll take you through that in detail.

Blake Bath:  Okay, great, thank you.

Rick Lindner:  Well, thanks, folks, and at this point I’ll just offer a couple of closing comments.  In  January we provided to you in our analyst meeting in New York fairly extensive guidance for the next three years for AT&T.  And I think overall reaction to that guidance was positive, but as you would expect with I guess most things on Wall Street, there was also some skepticism.  And in March, we followed that up with an announcement of our agreement to acquire BellSouth, and again reaction I think overall was positive, as the logic of that transaction was readily apparent, but again some expressed concern.  Some about the timing of the deal.  Some about valuation issues.  What I would tell you, though, is our management team is confident about achieving both the guidance we provided as well as the value of the merger with BellSouth.  And for us, the best way to validate our belief with you is by delivering consistent results each and every quarter.  And so we’re pleased with this first full quarter of the new AT&T, as I think it provides another data point supporting our view of the business.  Cingular had a strong quarter, with improving network performance, customer growth, churn, data ARPU and margins.  And their results confirm the significant opportunity ahead for us in wireless.  Our regional consumer and business operations had another quarter of growth in both revenues and margins and our ability to deliver these results despite competition from cable and others, I think, illustrates the ability we have both to compete and to transform the business as the market evolves.

Trends in enterprise and wholesale are improving, with solid volume growth and encouraging signs in market pricing.  Customer response to the merger has been positive, and it gives us confidence in our ability to return these segments to positive revenue growth.  Overall costs and margins in the first quarter, as we talked about today, were better than expected.  The merger plans are on track, and there’s good momentum on both merger and business-as-usual cost initiatives.  And finally, BellSouth also announced a very good first quarter last week with positive revenue growth with both wireline and directory, record DSL sales and better than expected margins.   I think all of these things are good signs for our business, and we look forward to building on these results going forward.  Again, I want to thank you for your interest in AT&T, and thanks for joins us today.

Rich Deitz: Thank you, Rick.  Kristine, that will conclude our session this morning.

Operator:  Thank you.  This concludes the AT&T first quarter earnings release for 2006 conference call.  Thank you for your participation.  You may all disconnect at this time.

Note: In connection with the proposed merger, AT&T Inc. (“AT&T”) filed a registration statement on Form S-4 (Registration No. 333-132904), containing a joint proxy statement/prospectus of AT&T and BellSouth Corporation (“BellSouth”), with the Securities and Exchange Commission (the “SEC”) on March 31, 2006.  Investors are urged to read the registration statement and the joint proxy statement/prospectus contained therein (including all amendments and supplements to it) because it contains important information.  Investors may obtain free copies of the registration statement and joint proxy statement/prospectus, as well as other filings containing information about AT&T and BellSouth, without charge, at the SEC’s Web site (www.sec.gov).  Copies of AT&T’s filings may also be obtained without charge from AT&T at AT&T’s Web site (www.att.com) or by directing a request to AT&T Inc. Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Copies of BellSouth’s filings may be obtained without charge from BellSouth at BellSouth’s Web site (www.bellsouth.com) or by directing a request to BellSouth at Investor Relations, 1155 Peachtree Street, N.E., Atlanta, Georgia 30309.

AT&T, BellSouth and their respective directors and executive officers and other members of management and employees are potential participants in the solicitation of proxies in respect of the proposed merger.  Information regarding AT&T’s directors and executive officers is available in AT&T’s 2005 Annual Report on Form 10-K filed with the SEC on March 1, 2006 and AT&T’s proxy statement for its 2006 annual meeting of stockholders, filed with the SEC on March 10, 2006,  and information regarding BellSouth’s directors and executive officers is available in BellSouth’s 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and BellSouth’s proxy statement for its 2006 annual meeting of shareholders, filed with the SEC on March 3, 2006. Additional information regarding the interests of such potential participants is included in the registration statement and joint proxy statement/prospectus contained therein, and other relevant documents filed with the SEC.

Cautionary Language Concerning Forward-Looking Statements

We have included or incorporated by reference in this document financial estimates and other forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially from these estimates and statements. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T Inc. and BellSouth Corporation and are subject to significant risks and uncertainties outside of our control.

The following factors, among others, could cause actual results to differ from those described in the forward-looking statements in this document: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of AT&T shareholders to approve the issuance of AT&T common shares or the failure of BellSouth shareholders to approve the merger; the risk that the businesses of AT&T and BellSouth will not be integrated successfully or as quickly as expected; the risk that the cost savings and any other synergies from the merger, including any savings and other synergies relating to the resulting sole ownership of Cingular Wireless LLC may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; and competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in AT&T’s, BellSouth’s, and Cingular Wireless LLC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov). Neither AT&T nor BellSouth is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.